400 Capitol Mall, Eleventh Floor
August  15,  2005                               Sacramento, CA 95814
                                                916.558.6000 : 916.446.1611 FAX
                                                : www.weintraub.com

                                                [GRAPHIC OMITTED]
VIA  EDGAR  AND  OVERNIGHT  DELIVERY            MERITAS LAW FIRMS WORLDWIDE
------------------------------------
                                                KEVIN KELSO
                                                916.558.6110 DIRECT
Securities  and  Exchange  Commission           kkelso@weintraub.com
Division  of  Corporate  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549
Attention:     H.  Roger  Schwall,  Esq.

RE:  THE  RICEX  COMPANY
     PRELIMINARY  PROXY  STATEMENT  ON  SCHEDULE  14A
     FILED  JULY  15,  2005
     FILE  NO.  0-24285

     NUTRACEA
     PRELIMINARY  PROXY  STATEMENT  ON  SCHEDULE  14A
     FILED  JULY  15,  2005
     FILE  NO.  0-32565

Dear  Mr.  Schwall:

     This letter responds to the comments in the letter dated August 11, 2005, from Mr. H. Roger Schwall of the Staff of the Securities and Exchange Commission (the "COMMISSION") regarding the above-referenced preliminary proxy statement of NutraCea ("NUTRACEA") and The Ricex Company ("RICEX"). The responses below are provided on behalf of both NutraCea and RiceX, and have been numbered to correspond with the comments in the August 11, 2005 letter.

Confidential  Treatment  Request
--------------------------------

COMMENT  1

     We note that you have a pending application for confidential treatment. We may have additional comments upon review of the application. We may grant, deny or grant in part and deny in part your request. We will not be in a position to complete the


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August  15,  2005
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processing  of  your  filing  until  all  unresolved  issues,  including  the confidential  treatment  request,  are  resolved.

RESPONSE  TO  COMMENT  1

     NutraCea's application for confidential treatment relates to a technology agreement and a distribution agreement filed as Exhibits 10.7 and 10.8 to NutraCea's Annual Report on Form 10-KSB for the year ended December 31, 2004, which was filed with the Commission on March 31, 2005. Ms. Carrie Darling of the Staff has had telephone conversations with Todd Wilson of this firm (which represents NutraCea) and with Deepak Nanda of Foley & Lardner LLP, RiceX's counsel, concerning the application. NutraCea and RiceX understand that the application for confidential treatment will be reviewed and resolved in connection with the Staff's review of the proxy statement.

Schedules  14A  for  RiceX  Company  and  NutraCea
--------------------------------------------------

COMMENT  2

     We note that you are issuing shares of NutraCea common stock to the shareholders of RiceX in connection with the merger; however, you have not filed a registration statement on Form S-4 to register these shares. Please advise us when you intend to file the Form S-4 to register the shares or why you believe registration is unnecessary. If applicable, indicate the exemption from registration that you are relying on, the number of persons that will receive NutraCea shares and, if applicable, the class(es) of persons who will receive such shares. We may have additional comments.

RESPONSE  TO  COMMENT  2

     As disclosed in the proxy statement, the securities to be issued by NutraCea to the security holders of RiceX will be issued pursuant to the exemption from federal registration requirements provided by Section 3(a)(10) of the Securities Act of 1933 as amended (the "ACT"), following a fairness hearing pursuant to Section 25142 of the California Corporations Code. Numerous SEC no-action letters have confirmed the availability of the Section 3(a)(10) exemption in merger transactions based on fairness hearings


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Securities  and  Exchange  Commission
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August  15,  2005
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conducted  by  the  California  Department  of Corporations.  We have separately faxed to the Staff an example of such a no-action letter involving the issuance of securities in a merger transaction in reliance on Section 3(a)(10) following a California fairness hearing.

     The staff of the Commission has previously recognized that the fairness hearing procedure authorized by Section 25142 of the California Corporations Code satisfies the requirements contained in Section 3(a)(10) if (i) there is a hearing on the fairness of the terms and conditions of the issuance and exchange of the securities, (ii) each shareholder to whom a corporation proposes to issue securities is provided notification of the hearing and an opportunity to be heard at such hearing, (iii) the California Commissioner of Corporations (the "COMMISSIONER") approves the fairness of the terms and conditions of the exchange offer, and (iv) the Commissioner is advised prior to the hearing that if the terms and conditions are approved, the securities to be issued and exchanged will not be required to be registered under the Act by virtue of the Commissioner's approval.

     A fairness hearing was held at the California Department of Corporations on July 12, 2005, concerning the issuance of securities in the proposed merger transaction. Each security holder of both RiceX and NutraCea was provided notification of the hearing and an opportunity to be heard at the hearing. Following the hearing, the Commissioner found that the issuance of NutraCea securities in the proposed merger transaction was fair and issued a permit qualifying the issuance of securities in the transaction. The Commissioner of Corporations was advised prior to the hearing that, upon a favorable determination of the Commissioner and issuance of a permit following the hearing, NutraCea securities to be issued in the merger would not be registered under the Act in reliance upon the exemption from registration available under
Section 3(a)(10). Accordingly, the companies believe that all conditions have been satisfied in connection with the fairness hearing and issuance of the permit by the Commissioner and that no registration statement on Form S-4 is required in connection with the transaction.

COMMENT  3

     We note you include a proposal to approve an amendment to NutraCea's bylaws to increase the number of directors that may serve on NutraCea's board. Please tell us


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Securities  and  Exchange  Commission
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August  15,  2005
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what  thought  you have given to including the information required by Item 7 of
Schedule  14A,  including  the  information  about  committees.

RESPONSE  TO  COMMENT  3

     As discussed with the Staff on the telephone, while NutraCea is seeking stockholder approval of an amendment to the Bylaws to increase the authorized number of directors, no directors will be elected at the special meeting to which the proxy statement relates, and proxies are not being solicited for election of directors. NutraCea does, however, intend to hold a separate annual meeting of stockholders after completion of the merger, at which directors will be elected by the stockholders. That annual meeting will be preceded by a separate proxy statement that includes required disclosures, including the information required by Item 7 of Schedule 14A.

COMMENT  4

     We note you include a proposal to approve the NutraCea 2005 Equity Incentive Plan. Please provide the tabular information required by Item 10(a)(2).

RESPONSE  TO  COMMENT  4

     As disclosed in the proxy statement in Proposal Form, under the heading "New Plan Benefits" (approximately page 151 of the proxy statement), there are no awards contemplated under the NutraCea 2005 Equity Incentive Plan that are reasonably determinable at this time. Accordingly, as NutraCea believes is typical in such situations where a new plan is being submitted to the stockholders for approval but no grants have been approved or are reasonably determinable at the time of the proxy statement, no tabular presentation is included with respect to the 2005 Equity Incentive Plan. The proxy statement does, however, include disclosure concerning option grants made during 2004 to NutraCea's directors and named executive officers.


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Securities  and  Exchange  Commission
Division  of  Corporate  Finance
August  15,  2005
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     Both  NutraCea and RiceX desire that the proxy statement be mailed to their respective stockholders at the earliest practicable date. If you have any further comments or questions, please contact Mike De Angelis of this firm (counsel to NutraCea) at (916) 558-6164 or Deepak Nanda of Foley & Lardner, LLP (counsel to RiceX), at 310-975-7912.

Very  truly  yours,

WEINTRAUB  genshlea  chediak  sproul
a  law  corporation

/s/  Kevin  Kelso

C.  Kevin  Kelso

Cc:  Carrie  Darling,  Esq.  (SEC)
     Mr.  Todd  C.  Crow  (The  RiceX  Company)
     Ms.  Patricia  McPeak  (NutraCea)
     Mr.  Brad  Edson  (NutraCea)